Exhibit 99.1

TransAlta Receives an A- Industry Leader Score from CDP and Responds to the Release of the Government of Canada's new Climate Plan

CALGARY, AB, Dec. 14, 2020 /CNW/ - TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or the "Company") announced today that CDP (the global disclosure system for environmental impacts known formerly as Climate Disclosure Project) recently recognized TransAlta with an A- score, ranking the Company among industry leaders on climate change management.

"TransAlta has been a leader in sustainability for decades, whether that's through our one hundred-plus years of hydro power generation in Alberta, our significant wind power holdings across North America, or our more recent entry into battery storage technology. Sustainability is part of our DNA and we are proud to be recognized as a leader by CDP," shared Dawn Farrell, President and CEO of TransAlta.

On December 11, 2020, the Government of Canada released its new climate plan titled A Healthy Environment and a Healthy Economy. Among other measures, the plan proposes an increase in Canada's national carbon price benchmark to $170 per tonne of CO2e by 2030. Like all major energy and industrial companies in Canada, TransAlta will review these proposed measures and will continue to actively engage with federal and provincial governments as they implement new climate policies over the coming years.

The Company continues to execute TransAlta's Clean Energy Investment Plan (the "Plan"). As a part of the Plan, TransAlta affirms its commitment to proceed with its Sundance 5 repowering project, which will convert an existing thermal unit into a highly efficient combined-cycle natural gas generating facility. The highly efficient performance of the unit means that an increased carbon price will have limited impact on the facility economics under Alberta's current Technology Innovation and Emissions Reduction ("TIER") Regulation. TIER has been confirmed by the federal government as compliant with the 2020 federal benchmark for carbon pricing systems. Further, the federal government announced that the proposed Clean Fuel Standard will not apply to gaseous fuels, providing greater regulatory certainty for the Sundance 5 project and the boiler conversions.

In addition, the federal government's new climate plan will provide a supportive regulatory environment for TransAlta's expansion of its already diversified renewable portfolio, including the on-going construction of the 207 MW Windrise wind project in Alberta, and the recent commissioning of the first utility-scale battery storage project in Alberta. TransAlta continues to expand its asset base in the United States as well, including the recent acquisition of its 49 per cent interest in the Skookumchuck wind facility in Washington State. The Plan calls for further investments in clean energy projects as new opportunities emerge.

TransAlta's diversified generating portfolio, including extensive hydro and wind assets, and energy transition investment plans, position it to be responsive and remain highly competitive as new climate policies come into place. The Company is on track to reduce its emissions by more than 70 per cent from 2005 levels by the end of 2022 and will continue to engage with governments to encourage policies delivering consumer affordability, system reliability, emissions reduction, and investor certainty.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score from CDP.

For more information about TransAlta, visit its website at transalta.com.

Forward-Looking Statements:
This news release contains forward-looking statements within the meaning of applicable securities laws. The use of any of the words "continue", "may", "will", "propose", and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the increase in Canada's carbon price benchmark to $170 per tonne of CO2e by 2030; the Company's Sundance 5 repowering project, including the timing and characteristics of such project; increased carbon price  will have limited impact on the facility economics; the proposed Clean Fuel Standard will not apply to gaseous fuels; and TransAlta's remaining highly competitive as a result of new climate policies. These forward-looking statements are based on a number of assumptions considered by the Company to be reasonable as of the date of this news release, including, but not limited to, the following: the terms of the new climate policies, including that Alberta's TIER system will remain in place at the current performance factor; and natural gas having role in Canada's generation mix through 2030 and beyond. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements, which include: changes to Alberta's TIER system; changes to the performance factor under applicable climate legislation; the competitive environment; changes in the law or political developments; and other risk factors contained in the Company's Annual Information Form and Management's Discussion and Analysis for the year end dated December 31, 2019, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release. The Company undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward-looking information, refer to the Company's Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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SOURCE TransAlta Corporation

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%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 14-DEC-20